Kiewit Investment Fund LLLP
73 Tremont Street
Boston, MA 02108
May 5, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kiewit Investment Fund LLLP (File No. 811-21632) (the “Fund”)
Ladies and Gentlemen:
          Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Fund hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Fund’s registration statement on Form N-2A (File No. 811-21632), as amended, and all exhibits thereto (collectively, the “Registration Statement”).
          The Registration Statement, which was originally filed with the Commission on May 2, 2006, relates to a proposed offering by the Fund of additional units of the Fund. The Registration Statement was mistakenly filed on Form N-2A, rather than Form N-2 as would be required for a new offering of additional units of the Fund. The Fund intends to refile the Registration Statement, in substantially the same form, designated under Form N-2 as soon as practicable.
          No securities have been issued or sold pursuant to the Registration Statement. The Fund believes allowing it to refile its Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Fund hereby requests that the Commission enter an order granting the withdrawal of the Registration Statement.
          If you have any questions, please do not hesitate to call Jennifer R. Suellentrop at (202) 303-1281 or Rose F. DiMartino at (212) 728-8215.

Sincerely,
/s/ Robert L. Giles
Robert L. Giles
Kiewit Investment Fund LLLP, Chief Executive Officer
Enclosures

cc:	James E. O’Connor, Division of Investment Management, Securities and Exchange Commission Rose F. DiMartino, Esq. Willkie Farr & Gallagher LLP